Exhibit 10.17

Service Agreement

between

Linotype GmbH

Du-Pont-Straße 1

61352 Bad Homburg

Germany

- hereinafter referred to as “the Company” -

and

Herrn / Mr Frank Wildenberg

Kalkhausstr. 7

63477 Maintal.

- hereinafter referred to as Mr Wildenberg or “the Director” -

Preamble

By shareholders’ resolution of 6 September 2006 Mr Wildenberg has been appointed managing director of the Company Company with immediate effect. Thus, the parties agree on the following:

1. Representation

1.1	The Director shall represent the Company in accordance with the Company’s articles of association.

1.2	The Company reserves the right to change the Director’s power of representation at any time.

2. Management

2.1	The Director shall manage the business in accordance with the law, this contract, the Company’s articles of association, the by-laws and any rules of the board from time to time in force and the directions of the shareholders.

2.2	The Director shall require the prior consent of the shareholders for any dealings and actions which are not in the ordinary course of business. A list of actions that requires previous consent of the shareholders has been prepared by the Company separately and has to be signed by the Director.

The list of actions that requires the previous consent of the shareholders may be extended or restricted by resolution of the shareholders at any time.

2.3	The Company may appoint additional managing directors at any time. The shareholder’s meeting determines the allocation of the managing directors’ duties from time to time.

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2.4	The Director’s place of work is the registered office of the Company in Bad Homburg, Germany. However, the Director is under an obligation to travel worldwide in performance of his duties and obligations.

2.5	The Director shall be liable against the Company only for damage caused intentionally or by gross negligence. Sec. 43 para. 3 Limited Liability Company Law remains unaffected. The Company indemnifies the Director from any liability vis-á-vis third parties, as far as his liability is based upon negligence.

3. Term of Agreement

3.1	This Agreement takes effect from 1 September 2006 and is concluded for an unlimited period.

3.2	The first 6 months of the term of this agreement shall be a trial period. During the trial period this agreement may be terminated with a period of one month’s notice.

3.3	After the trial period this Agreement may be terminated by either party by giving three months’ notice to the end of a calendar month.

The possibility of terminating this Agreement for cause (“aus wichtigem Grund”) remains unaffected.

If the Company terminates this Agreement after the trial period by an ordinary termination, i.e. other than for cause, the Director will receive his remuneration until the end of the notice period in accordance with this Agreement. Additionally, the Director will receive a severance payment in the amount of twelve months’ base salary in accordance with 4.1 of this Agreement (“Severance”), if this Agreement is terminated by the Company by an ordinary termination. The Severance will be reduced to an amount of nine months’ base salary if the Company suspends the Director during the notice period.

This Severance shall settle any and all claims of the Director against the Company. Therefore, the Severance shall only be payable if the Director provides a full waiver of any and all claims of the Director against the Company with regard to the termination of his employment. For the avoidance of doubt the parties agree that the Director shall not be entitled to receive a Severance if this Agreement will be terminated by either party during the trial period pursuant to 3.2 of this Agreement or by the Director after the trial period.

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3.4	Any notice must be in writing.

3.5	This agreement will come to an end without notice at the end of the month in which the Director’s 67th birthday falls or in which his total disability is ascertained.

3.6	The appointment as Director may be revoked at any time by a shareholders’ resolution. The revocation is deemed to be notice to terminate this agreement with effect from the earliest possible date.

3.7	The Director has a duty at the end of his term of his service for the Company to withdraw from all other occupations and posts in other companies that he occupied as a direct or indirect result of his position as Director of the Company without claim for compensation.

3.8	This agreement replaces until its termination the employment agreement entered into between the Director and the Company on 30 December 2005 (“Employment Agreement”). The parties agree that the Employment Agreement shall be suspended during the duration of this Agreement.

Furthermore, the parties agree, that the Employment Agreement shall be terminated amicably immediately after the end of the trial period, if the trial period was to both parties’ satisfaction.

4. Remuneration

4.1	As base salary for his services the Director will receive an annual gross salary of Euro 120,000 which will be paid in twelve equal monthly instalments by bank transfer to a bank account to be named by the Director. Tax and social security contributions will be deducted at source. These instalments will be paid respectively in arrears on the last day of each month at the latest.

4.2	In addition to the base salary referred to in clause 4.1, the Director is granted an annual incentive bonus. The target bonus represents 40 % of the base salary for each financial year; this amounts to Euro 16,000 in the financial year 2006 on the basis of a 4-months calculation. The bonus is paid upon achievement of specific, organizational and personal business objectives/metrics to which the parties will agree upon every year. The bonus payment will vary based on the level of the achievement of objectives/metrics. A typical example of the bonus agreement including the calculation method will be attached to this agreement as Schedule A.

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The maximum bonus payment will be 125% of the 40% target bonus or EUR 60,000 p.a. at the current base pay as set forth in 4.1 of this Agreement. The parties agree that the bonus payment will not exceed the 40% target if the Company’s revenue and profit will not exceed 110% of the budget.

In any event the bonus shall be paid off in each case with the salary for February following the financial year for which the bonus is payable, but not before the Company’s year-end results have been completed.

In the event this Agreement will be terminated by the Company other than for cause or in the event that the Director will terminate this Agreement voluntarily the bonus will be calculated and paid on a pro-rata temporis basis. The prorated amount would not be paid until year-end results of the Company are finalized. In the event this Agreement will be terminated by the Company for cause the Director is not entitled to receive any pro-rated bonus payment.

4.3	Clause 4.2 of this agreement replaces section 4 of the Employment Agreement with retrospective effect as of 1 September 2006.

4.4	Any overtime work, work on Sundays or public holidays or any other extra work is already compensated by the annual base salary.

4.5	The Director shall participate in the Stock Option and Grant Plan of Monotype Holdings Inc. He shall receive 10,000 share options which shall vest over a four years period (25% vested after 12 months and then quarterly vesting thereafter). In this respect a separate contract shall be concluded between the Director and Monotype Holdings Inc.

4.6	The Company continues paying half of all accruing social security contributions (e.g. health insurance, annuity insurance, unemployment insurance, compulsory long term insurance). These contributions will be made even if the Director chooses the possibility of another type (e.g. private health insurance). The amount of the contributions in that case is limited to the contributions that correspond to the respectively maximum assessment ceiling

4.7	The non-forfeitable company pension claim pursuant to Sec. 6 subparagraph 2 of the Employment Agreement shall remain in force.

5. Continued payment of remuneration

5.1	If the Director is temporarily unable to work as a result of illness or of another reason for which he is not at fault, the remuneration will continue to be paid according to clause 4.1 for a maximum of twelve months, at the most until the end of this agreement. Any sickness benefits, sickness daily allowance or pension to which the Director is entitled against insurances or health insurance companies due to his inability to work will be set off against payment of remuneration unless these benefits are not based on the Director’s contributions.

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5.2	The Director hereby assigns eventual claims to the Company he may have against any third party due to his inability to work. The assignment is limited to the amount and duration that the Company paid or is obliged to pay pursuant to sub-clause 1.

5.3	If the Director dies before this agreement is terminated, his heirs shall be entitled to his fixed salary according to clause 4.1 for the month of his death and the following three months.

6. Insurances

6.1	For the term of this agreement the Company shall take out an accident insurance for the Director which covers occupational accidents and other accidents that may occur in the course of day-to-day activities. The insurance is capped at a maximum of Euro 160,000 in the event of death and the amount of Euro 320,000 in the event of disability.

6.2	In excess of the possibilities of § 1a BetrAVG and § 3 Nr. 63 EStG respectively the Director is allowed to convert parts of his gross income in a pension scheme. The way of realisation must be neutral for the balance of the Company and must not result in any additional costs for the Company. More details will be defined in the benefit plan.

7. Expenses

7.1	Travel and other expenses incurred by the Director in the exercise of the his duties pursuant to this agreement shall be reimbursed by the Company, provided that the expenses are in accordance with any Company guidelines in force from time in force.

7.2	As far as the Director uses public transportation for his business trips, he has the option to fly business class and in case of going by train taking the first class, independent of the respectively current guidelines for business trips.

8. Company Car

8.1

The Director shall be given a company car with a maximum monthly leasing instalment of up to Euro 750. The model shall be determined by the Company in agreement with the Director. This category won’t be lower than the similar equipped Audi A6 Avant which has been

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provided as company car before signing this contract. Private use of the company car by the Director and his wife (if and as far as this is allowed in accordance with the lease agreement) is permitted. This company car shall be insured by non-deductible complete vehicle insurance. The Company may at any time replace the company car with another car of a comparable type and performance. Private use of the car shall be declared by the Director as a financial benefit for taxation purposes.

8.2	The Director shall handle the company car at all times with reasonable care. The Director shall ensure that the company car is in a roadworthy and reliable state of repair and shall make timely arrangements for all necessary matters in this regard, including but not limited to servicing, maintenance, oil changes and cleaning.

8.3	The Company will bear the usual running costs in relation to the company car with the exception of the costs of petrol for private use during holiday trips outside Germany.

8.4	The Director shall always drive the car carefully and is under a duty to the Company to obey traffic rules.

8.5	Upon termination of this agreement the Director shall immediately return the car to the Company. The Director shall not be entitled to exercise a right of retention over the car and he shall not be entitled to compensation for loss of use.

9. Hours of work

The Director shall devote his entire working capacity and all his specialist professional and technical knowledge and experience to the Company.

10. Additional Occupation

Any additional engagements, whether the Director receives remuneration for such engagements or not, supervisory board or similar appointments require the prior written consent of the Company; the consent shall not unreasonably be withheld.

11. Holiday

11.1	The Director is entitled to 30 working days’ annual holiday, such holiday to be taken at times considering the Company’s interests.

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11.2	In case the Director—due to the Company’s interests—cannot take his annual holiday, the remaining holiday entitlement may be carried over into the following year and must be taken by March 31. Any further transfer or compensation is not admissible.

11.3	Upon termination of this agreement at a time other than at the end of the calendar year the Director shall be entitled to holiday on a pro rata basis. If, at the time of leaving the Company, the Director has taken more holiday than he is entitled to, the Company may deduct from the last salary installment the remuneration attributable to the days taken in excess of entitlement on a pro rata basis.

11.4	The Director shall make sure to be attainable on short notice while he is on holiday.

12. Non-Competition

12.1	For the duration of this agreement the Director shall not work for an enterprise that is in direct or indirect competition with the Company or a company connected to the Company. For the purposes of this paragraph “work” includes any employed, self employed and any other kind of activity. Similarly, for the duration of this agreement the Director is forbidden from founding or directly or indirectly acquiring or investing in such a company. Share ownership in publicly-quoted companies that does not allow any influence on these companies (a maximum of 1 % of the voting shares) does not count as an ‘investment’ for the purposes of this condition.

12.2	In addition, for the duration of this agreement the Director is required to disclose to the Company any investment in a company connected to the Company, or that maintains significant business links with the Company or a company connected to the Company. The Company may request, at its discretion, that the Director will not participate in decisions related to matters associated with these companies. Share ownership in a publicly-quoted company that does not confer upon the Director any influence on that company (a maximum of 1 % of the voting shares) shall not be deemed an “investment” for the purposes of this sub-clause.

12.3	Additionally, for the duration of this agreement and for a period of 12 months following its termination the Director must not on behalf of any person, entity or company in relation to the business activities of the Company in which the Director has been engaged or involved, directly or indirectly, approach, solicit, endeavour to entice away, employ, offer employment to or procure the employment of any person who is or was an employee, free-lancer or managing director of the Company.

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13. Confidentiality

13.1	The Director shall not disclose to any third party or use for his personal gain any confidential business, operational or technical information which has been entrusted to him or which has otherwise become known to him and which relates to the Company or to any companies in the same group as the Company. This applies in particular to details concerning the organization of the business, the relations with customers and suppliers and the Company’s technical know how. This obligation shall not expire upon termination of this agreement but shall remain in force.

13.2	Business records of any kind, including the Director’s own notes concerning Company affairs and activities shall be carefully preserved and shall be used only for business purposes. It is not permitted to make copies or extracts or duplicates, whether in paper form or in the form of data recording, of drawings, calculations, statistics and the like and, whether on paper or in the form of data storing, of any other business records for purposes other than for the Company’s business.

14. Inventions, Intellectual Property Rights, Know-how

14.1	The Director shall promptly inform the Company about all know-how as well as any knowledge or work results which he obtains or develops during the term of this agreement, whether within or outside working hours, except where such know how, knowledge or work result clearly go beyond the existing or anticipated scope of the Company’s business at the time they were obtained or developed. Such information shall be given in writing and shall be accompanied by reasonably detailed documentation. The Director confirms that at the date of this agreement he has no rights in the field of type and type technology.

14.2	To the extent that know-how, knowledge and/or work results are or can be protected by intellectual property rights (including, without limitation, any inventions, patents, copyrights and other industrial property rights, especially in relation to software and related materials) (collectively the “IP Rights”), and such IP Rights are within the existing or anticipated scope of the Company’s business, the Director herewith transfers any and all rights in and relating to the IP Rights to the Company as far as legally permissible, except where such rights clearly go beyond the existing or anticipated scope of the Company’s business at the time they were obtained or developed and at the time of the notice to the Company. Where such transfer is not possible for any legal reason, the Director herewith grants to the Company an exclusive licence to use such IP Rights for all utilisations currently known without any fee or other consideration being payable. Such licence is granted as broadly as legally possible and shall specifically, without limitation, be unlimited (in respect of duration, territorial scope and scope of the rights concerned), exclusive, transferable and shall include the right to modify the IP Rights and to grant sub-licences to third parties. Compensation for any transfer of rights and grant of licences under this paragraph shall be deemed included into the Director’s salary payable under section 4.1 of this agreement. Moreover, the Director shall make an offer to the Company to acquire, on reasonable terms and conditions, those IP Rights which clearly go beyond the existing or anticipated scope of the Company’s business at the time when they were obtained or developed and at the time of the notice to the Company.

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14.3	The Director shall ensure that comprehensive and coherent documentation on the IP Rights pursuant to section 14.1 is always prepared and kept up to date. The Company shall have access to such documentation at any time and shall obtain title to such documentation.

14.4	Where the transfer of rights and/or the grant of licences under section 14.2 require any further deeds, acts or declarations, the Director agrees to give and make any such deeds, acts and declarations forthwith. Any costs accruing in this context shall be borne by the Company.

14.5	During the term of this agreement and following its termination, the Director shall co-operate with and support the Company in obtaining legal protection of any type, within or outside Germany, for the IP Rights that are transferred or licensed in accordance with section 14.2. To this end, the Director agrees to make all filings and to sign all other declarations and documents which are necessary or reasonably required by the Company so as to enable the Company and its successors and transferees to fully and exclusively use such IP Rights without any restrictions. Any costs accruing in this context shall be borne by the Company. During the term of this agreement, the compensation for the Director’s continuing co-operation and support shall be deemed to be included in the salary payable under section 4.1 of this agreement. Where the Director renders such co-operation and support after the termination of this agreement, he shall be entitled to compensation at a reasonable daily rate.

14.6	At request of the Company, the Director shall demonstrate and explain all know-how as well as any knowledge or work results to an expert named by the Company and answer all questions such expert may have. Where the Director renders such co-operation and support after the termination of this agreement he shall be entitled to compensation at a reasonable daily rate.

15. Return of Documents

15.1	Upon the termination of this agreement the Director shall return to the Company without delay all documents, correspondence, notes, drafts and similar items, including electronic data, and all copies thereof, that relate to the affairs of the Company and which are in the Director’s possession. The Director is not entitled to exercise a right of retention over the aforementioned documents.

15.2	The duty to return property to the Company as set out in clause 15.1 also includes a duty to return any other Company property that is in the Director’s possession. The Director is not entitled to exercise a right of retention in respect of such property.

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16. Miscellaneous Provisions

16.1	All claims deriving from this Agreement expire six months after termination of the Agreement at the latest. Claims of the Director against the Company corresponding the bonus (Clause 4.2) are excepted from this expiring period.

16.2	Any amendment or addition to this agreement require a resolution of the shareholder(s) and shall only be effective if it is made in writing. Electronic form is excluded. The aforementioned also applies if the parties decide to waive the requirement for writing contained in this clause 16.2.

16.3	If an individual provision of this agreement is invalid, the validity of the remaining provisions shall not be affected. The parties shall replace the invalid provision with a valid provision that achieves, to as great an extent as possible, the commercial purpose intended by the invalid provision. The parties shall be under the same obligation, if it becomes apparent that a provision has been inadvertently omitted from this agreement.

16.4	This agreement is governed by German law.

16.5	In the event of any discrepancy between the German and the English text of this agreement, the German wording shall prevail.

/s/ Douglas J. Shaw
Linotype GmbH, vertreten durch/represented by Imaging Holdings Corp.,
(formerly Monotype Imaging Holdings Corp.)

/s/ Frank Wildenberg
Frank Wildenberg

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